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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50990

FACING PAGE

ition Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/02** (MM/DD/YY) AND ENDING **12/31/02** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

GMAC Securities Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Galleria Officentre, MC: 480-300-216, Suite 200
(No. and Street)

Southfield, MI 48034
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Marini **248-263-6996**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Suite 900, 600 Renaissance Center, Detroit, MI 48243-1704
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

I, David Marini, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to GMAC Securities Corporation (the "Company") for the year ended December 31, 2002, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

David Marini 2/11/03
Treasurer Date

Subscribed and sworn to before me
this 11th day of February 2003

Notary Public

TRACI L. FELTZ
NOTARY PUBLIC OAKLAND CO., MI
MY COMMISSION EXPIRES Jun 12, 2006

GMAC SECURITIES CORPORATION
(a wholly owned subsidiary of GMAC Insurance Holdings, Inc.)

TABLE OF CONTENTS

This report contains (check all applicable boxes):

Deloitte & Touche LLP
Suite 900
600 Renaissance Center
Detroit, MI 48243-1895

Tel: (313) 396-3000
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

GMAC Securities Corporation

We have audited the following financial statements of GMAC Securities Corporation (the "Company"), a wholly owned subsidiary of GMAC Insurance Holdings, Inc., for the years ended December 31, 2002 and 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of the Company as of December 31, 2002, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

January 29, 2003

GMAC SECURITIES CORPORATION

(a wholly owned subsidiary of GMAC Insurance Holdings, Inc.)

BALANCE SHEETS
AS OF DECEMBER 31, 2002 AND 2001

ASSETS	**2002**	**2001**
CASH	$ 112,541	$ 104,751
TOTAL ASSETS	$ 112,541	$ 104,751
LIABILITIES AND SHAREHOLDER'S EQUITY		
PAYABLE TO AFFILIATE	$ 11,964	$ 3,813
TOTAL LIABILITIES	11,964	3,813
SHAREHOLDER'S EQUITY:		
Common stock, $0.10 par value; 100,000 shares authorized, 90,000 shares outstanding	9,000	9,000
Additional paid-in capital	91,000	91,000
Retained earnings	577	938
Total shareholder's equity	100,577	100,938
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 112,541	$ 104,751

See notes to financial statements.

GMAC SECURITIES CORPORATION
(a wholly owned subsidiary of GMAC Insurance Holdings, Inc.)

STATEMENTS OF LOSS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
PROVISION FOR INCOME TAXES	$ 361	$ 281
NET LOSS	$ (361)	$ (281)

See notes to financial statements.

GMAC SECURITIES CORPORATION

(a wholly owned subsidiary of GMAC Insurance Holdings, Inc.)

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (361)	$ (281)
Changes in assets and liabilities which provided cash:		
Payable to affiliate	8,151	2,246
Net cash provided by operating activities	7,790	1,965
NET INCREASE IN CASH	7,790	1,965
CASH, BEGINNING OF PERIOD	104,751	102,786
CASH, END OF PERIOD	$ 112,541	$ 104,751

See notes to financial statements.

GMAC SECURITIES CORPORATION

(a wholly owned subsidiary of GMAC Insurance Holdings, Inc.)

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002			
	Total Shareholder's Equity	Retained Earnings	Common Stock	Additional Paid-In Capital
Beginning balance	$ 100,938	$ 938	$ 9,000	$ 91,000
Net loss	(361)	(361)		
Ending balance	$ 100,577	$ 577	$ 9,000	$ 91,000

	2001			
	Total Shareholder's Equity	Retained Earnings	Common Stock	Additional Paid-In Capital
Beginning balance	$ 101,219	$ 1,219	$ 9,000	$ 91,000
Net loss	(281)	(281)		
Ending balance	$ 100,938	$ 938	$ 9,000	$ 91,000

See notes to financial statements.

GMAC SECURITIES CORPORATION
(a wholly owned subsidiary of GMAC Insurance Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001

1. ORGANIZATION

GMAC Securities Corporation (the "Company") is a wholly owned subsidiary of GMAC Insurance Holdings, Inc. ("GMACI") which, in turn, is a wholly owned subsidiary of General Motors Acceptance Corporation ("GMAC"), which is wholly owned by General Motors Corporation ("GM"). The Company is affiliated with Motors Insurance Corporation ("MIC"), a property and casualty insurance company, which is also a subsidiary of GMACI. The Company provides certain brokerage activities for MIC as described below.

The Company was incorporated on March 4, 1998, in the State of Delaware, registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and became a member of the National Association of Securities Dealers, Inc. ("NASD") on November 30, 1998.

The Company currently operates according to the provisions of its membership agreement with the NASD, which requires the Company to:

- Maintain a minimum net capital of $5,000 pursuant to SEC Rule 15c3-1(a)(1)(i) and (a)(2)(vi).
- Operate pursuant to SEC Rule 15c3-3(k)(2)(i) which does not allow the Company to hold customer funds or safekeep customer securities, or owe money or securities to customers.
- Sell public (registered under the Securities Act of 1933) and private placement securities of non-U.S. domiciled reinsurance companies to owners of automobile dealerships only on a best effort basis with no secondary trading.

2. ACCOUNTING POLICIES

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and the disclosure of contingent assets and liabilities at the date of the financial statements during the reporting period. Actual results could differ from those estimates.

Reclassifications - Certain prior year amounts have been reclassified to conform with the 2002 presentation.

Income Taxes - The Company joins with GM and its other domestic subsidiaries in filing a consolidated federal tax return. The portion of consolidated tax allocated to the Company is equivalent to the liability/benefit that would have been incurred on a separate return basis. A written agreement was executed December 9, 2002, among GMACI, GMAC and GM (members of an affiliated group) under which a portion of the consolidated federal income tax is allocated to the Company equivalent to its separate company calculation (income, deductions, credits) modified for certain tax attributes.

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* ("SFAS 109"). SFAS 109 requires deferred tax assets and liabilities to be recognized for the anticipated future tax effects of the temporary difference between the financial statement basis of the Company's assets and liabilities based on effective tax rates.

3. RELATED PARTY TRANSACTIONS

The Company has executed an expense agreement with GMACI. Under this agreement, GMACI has agreed to indemnify the Company for all reasonable expenses necessary to conduct a securities brokerage business until such time the Company can sustain itself through the revenues that it generates. The agreement is exclusive of state and local income taxes for which the Company is responsible for payment. The Company will also receive the use of administrative facilities and duties associated with GMACI. In return, the Company will provide certain brokerage services to MIC. These services include the registration and association of qualified personnel, as well as public and private placement of stock offerings free of any direct or indirect transaction based compensation. As a result of this agreement, the financial statements are not necessarily indicative of what the financial position, results of operations, retained earnings and cash flows would have been if the Company had not been under the expense agreement. Additionally, there is no expectation by GMACI to repay the amounts paid on the Company's behalf.

During 2002 and 2001, the Company incurred approximately $51,852 and $32,000, respectively, in expenses, which were paid by GMACI. In return, during 2002 and 2001, the Company made 32 and 10 initial stock offers to customers, respectively. Also, during 2002, the Company affiliated and registered 10 Registered Representatives and 4 Principal Representatives. In 2001, the Company affiliated and registered 8 Registered Representatives and 4 Principal Representatives.

4. INCOME TAXES

The recorded amount for federal income taxes differs from the amount determined by applying the statutory tax rate to pre-tax financial statement income as follows:

	2002	2001
Federal income taxes at statutory tax rate	$ -	$ -
Increase in taxes resulting from:		
State income tax	361	289
Other		(8)
Provision for income taxes	$ 361	$ 281

During 2002 and 2001, the Company paid $556 and $445 in state income taxes, respectively. The Company also received a federal income tax refund of $156 and $308 in 2002 and 2001, respectively, for the benefit of the state income taxes paid.

5. CONTINGENCIES

The Company is not aware of any pending actions against the Company arising out of the conduct of its business as of December 31, 2002.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the net capital requirements pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. This requires the Company to maintain a minimum net capital of not less than $5,000 and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2002, the Company's net capital ratio was 0.12 to 1, and its net capital of $100,577 was $95,577 in excess of regulatory requirements.

* * * * * *

GMAC SECURITIES CORPORATION

(a wholly owned subsidiary of GMAC Insurance Holdings, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS OR DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2002

NET CAPITAL - Total shareholder's equity	$100,577
NET CAPITAL	$ 100,577
AGGREGATE INDEBTEDNESS:	
Payable to affiliate	$ 11,964
Total aggregate indebtedness	$ 11,964
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (greater of $5,000 or 1/15th of aggregate indebtedness)	5,000
Excess net capital	$ 95,577
Ratio of aggregate indebtedness to net capital	0.12 to 1

Note - There are no material differences between the amounts presented above which are based on the accompanying audited financial statements and the amounts reported on the Company's unaudited FOCUS report as of December 31, 2002. Therefore, no reconciliation between the two computations is considered necessary.

GMAC SECURITIES CORPORATION
(a wholly owned subsidiary of GMAC Insurance Holdings, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS OR DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2002

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, since the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Deloitte & Touche LLP
Suite 900
600 Renaissance Center
Detroit, MI 48243-1895

Tel: (313) 396-3000
www.deloitte.com

Deloitte & Touche

January 29, 2003

GMAC Securities Corporation
300 Galleria Officentre
MC: 480-300-216, Suite 200
Southfield, Michigan 48034

Dear Sirs and Madams:

In planning and performing our audit of the financial statements of GMAC Securities Corporation (the "Company"), a wholly owned subsidiary of GMAC Insurance Holdings, Inc., for the year ended December 31, 2002 (on which we issued our report dated January 29, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the

United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP